                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                                 ---------------

(MARK ONE)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

        FOR PLAN YEAR ENDED: DECEMBER 31, 1996

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        FOR THE TRANSITION PERIOD FROM                   TO


COMMISSION FILE NUMBER   1-12428


      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                 OASIS RESIDENTIAL, INC. 401(k) RETIREMENT PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                  OASIS RESIDENTIAL, INC.
                  4041 EAST SUNSET ROAD
                  HENDERSON, NEVADA 89014-0215


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (702) 435-9800

                                 ---------------

                              REQUIRED INFORMATION



Financial Statements and Exhibits as follows:

                                                                             Page
                                                                             ----
         1.    Financial statements and schedules

                  Financial statements:
                     Report of Independent Accountants                           1

                     Statements of Net Assets Available for Benefits
                     as of December 31, 1996 and 1995                            2

                     Statement of Changes in Net Assets Available for
                     Benefits for the year ended December 31, 1996               3

                     Notes to Financial Statements                            4-11


                  Schedules:
                     Item 27a - Schedule of Assets Held for Investment
                     Purposes as of December 31, 1996                           12

                     Item 27d - Schedule of Reportable Transactions
                     for the year ended December 31, 1996                       13



         2.    Exhibits

               (23)  Consent of Independent Accountants


                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors
  Oasis Residential, Inc.:


We have audited the accompanying statements of net assets available for benefits of the Oasis Residential, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        Coopers & Lybrand L.L.P.

San Francisco, California
May 23, 1997

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1996 AND 1995


                                   ----------


                                                                       1996          1995
 Investments:
     At fair value:
       Principal Mutual Life Money Market Fund                       $108,724      $ 47,887
       Principal Mutual Life U.S. Stock Fund                           79,205        27,447
       Principal Mutual Life Bond and Mortgage Fund                    86,002        38,600
       Principal Mutual Life International Stock Fund                  64,817        20,931
       Principal Mutual Life Medium Company Blend Stock Fund          122,987        41,421
       Principal Mutual Life Annuity contract, matures 12/31/99        41,078        50,965
       Principal Mutual Life Annuity contract, matures 12/31/00       103,359           -
       Oasis Residential Stock                                          4,294           -
       Participant notes receivable                                     5,494         2,000
                                                                     --------      --------



                    Total investments                                 615,960       229,251


Receivables:
    Participant's contributions                                         8,806         8,706
    Employer's contribution                                             3,380         3,427
                                                                     --------      --------

                   Total receivables                                   12,186        12,133
                                                                     --------      --------

                   Net assets                                        $628,146      $241,384
                                                                     ========      ========




   The accompanying notes are an integral part of these financial statements.

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                   ----------


 Additions to net assets attributed to:
    Contributions:
       Participants                                    $251,652
       Employer                                          98,860
       Rollover                                          57,061
                                                       --------

              Total contributions                       407,573

Investment income:
    Net appreciation in fair value of investments        46,216
                                                       --------

              Total additions                           453,789
                                                       --------

Deductions from net assets attributed to:
    Benefits paid to participants                        58,414
    Administrative expense                                8,613
                                                       --------

              Total deductions                           67,027

                 Net increase                           386,762


Net assets available for benefits:
    Beginning of year                                   241,384
                                                       --------

    End of year                                        $628,146
                                                       ========



   The accompanying notes are an integral part of these financial statements.

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------


1.     DESCRIPTION OF PLAN:

       The following description of the Oasis Residential, Inc. (the Company) 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more comprehensive description of the Plan's provision.

           GENERAL:

           The Plan is a defined contribution plan covering all employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

           CONTRIBUTIONS:

           Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, subject to certain limitations. The Company contributes 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors.

           PARTICIPANTS ACCOUNTS:

           Each participant's account is credited with the participant's contributions and allocations of a) the Company's contribution and,
           b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used first to offset administrative expenses of the Plan. Any forfeitures in excess of administrative expenses are credited to participants based upon their relative account balance. In 1996, forfeited non-vested accounts totaled $4,401. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           VESTING:

           Participants are immediately vested in their contributions plus actual earnings thereon. Participants joining the Plan vest progressively in the Company's contributions plus actual earnings thereon at the rate of 20% per year of service, provided the participant worked at least 1,000 hours during each plan year.

           INVESTMENT OPTIONS:

           Upon enrollment in the Plan, a participant may direct contributions in any of the following seven investment options:


                                   Continued

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------




1.  DESCRIPTION OF PLAN, continued:

        A. Guaranteed Interest Fund

           Funds are invested in a five year guaranteed interest contract with an insurance company. Each contribution made to the account receives the guaranteed interest rate in effect at the time the contribution is received by the insurance company. The rates for contributions received are blended together at the end of the calendar year to establish a weighted-average rate for the remainder of the guaranteed period. The full value of the contract is available for withdrawal or transfer at maturity. A charge may apply for withdrawal or transfer from the account before the guarantee period ends. Withdrawals can be made at no charge for retirement, termination of employment, disability, or death. The contract is included in the financial statements at fair value, as reported to the Plan by the Plan's administrator. The weighted average interest rate at December 31, 1996, for the guaranteed interest contracts that expire December 31, 1999 and 2000 was 5.85%.

        B. Money Market Fund

           Funds are invested in high-quality commercial paper and short-term unsecured loans to companies.

        C. Bond & Mortgage Fund

           Funds are vested in longer term loans to companies, most of which are bonds and commercial mortgages.

        D. U.S. Stock Fund

           Funds are invested in stocks of U.S. companies.

        E. Medium Company Blend Stock Fund

           Funds are invested in common stocks of medium sized companies.

        F. International Stock Fund

           Funds are invested in stocks of international (non-U.S.) companies mainly in Western Europe and developing economies of Asia.

        G. Oasis Residential Stock

           Funds are invested in common stock of the Company.

        Participants may change their investment options monthly.




                                   Continued

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------



1.  DESCRIPTION OF PLAN, continued:

      PARTICIPANT NOTES RECEIVABLE:

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate at December 31, 1996, for outstanding loans was 10%. Principal and interest are paid ratably through monthly payroll deductions.

      PAYMENT OF BENEFITS:

      On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      BASIS OF ACCOUNTING:

      The financial statements of the Plan are prepared under the accrual method of accounting.

      USE OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.



                                   Continued

                             OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

      RISKS AND UNCERTAINTIES:

      The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. The investment in the Principal Mutual Life Annuity Contracts represent a concentration of credit risk. Credit risk associated with the other investments is limited due to the diversity of the underlying investments.

      PAYMENTS OF BENEFITS:

      Benefits are recorded when paid.

      PLAN EXPENSES:

      All expenses related to the operation and administration of the Plan are offset against forfeitures and any remaining expenses are paid by the Company.

      INVESTMENT VALUATION AND INCOME RECOGNITION:

      The Plan's investments are stated at fair value. The Company's stock is valued at its quoted market price. Participants' notes receivable are valued at cost which approximates fair value.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) of those investments.


3.  INVESTMENTS:

    The following presents the carrying values of investments as of December 31, 1996 and 1995. Investments that represent 5% or more of the Plans net assets are separately identified.


                                   Continued

                             OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------



3.  INVESTMENTS, continued:

    Investments at fair value as determined by the quoted market price:

                                                                               1996          1995

                  Principal Mutual Life Money Market Fund                    $108,724      $ 47,887
                  Principal Mutual Life U.S. Stock Fund                        79,205        27,447
                  Principal Mutual Life International Stock Fund               64,817        20,931
                  Principal Mutual Life Medium Company Blend Stock Bond       122,987        41,421
                  Oasis Residential Stock                                       4,294           -
                  Other                                                         5,494         2,000
                                                                             --------      --------

                                                                             $385,521      $139,686
                                                                             --------      --------

    Investments at estimated fair value:

                  Investment contracts with Principal Mutual Life

                   Interest Rate            Maturity Date
                      5.85%                   12/31/99                       $ 41,078       $50,965
                      5.85%                   12/31/00                        103,359          -

                   Principal Mutual Life Bond and Mortgage Fund                86,002        38,600
                                                                             --------      --------

                                                                              230,439        89,565
                                                                             --------      --------

                                                                             $615,960      $229,251
                                                                             ========      ========


                                   Continued

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------



3.  INVESTMENTS, continued:

    During 1996, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $46,216 as follows:

                   NET APPRECIATION IN FAIR VALUE

           Investment at fair value as determined by quoted market price:

             U.S. Stock Account                                  $12,008
             Money Market                                          3,936
             Medium Company Blend                                 12,979
             International Stock                                   8,554
             Oasis Residential Stock                                  22
                                                                 -------

                                                                 $37,499
                                                                 -------

           Investment at estimated market value:
             Annuity Contract, 5.85%, 12/31/99                   $ 3,157
             Annuity Contract, 5.85%, 12/31/00                     2,212
             Bond and mortgage account                             3,348
                                                                 -------

                                                                   8,717
                                                                 -------

                   Net appreciation in fair value                $46,216
                                                                 =======

4.  GUARANTEED CONTRACTS WITH INSURANCE COMPANIES:

    The Plan has guaranteed investment contracts with Principal Mutual Life Insurance Company, the custodian of the Plan. Principal Mutual Life Insurance Company maintains the contributions in unallocated funds, to which they add interest at guaranteed rates stipulated in the contracts. These investments represent a concentration of credit risk. Realization under the contracts is dependent upon the ability of the counter-parties to perform in accordance with the contract terms.

5.  RELATED PARTY TRANSACTIONS:

    Certain Plan investments are units in investment funds managed by Principal Mutual Life Insurance Company. The Principal Mutual Life Insurance Company is the Plan's administrator and therefore, these transactions qualify as party-in-interest.



                                   Continued

                             OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------


6.  PLAN TERMINATION:

    Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


7.  TAX STATUS:

    The Company has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan as of June 12, 1996. The Company is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and ERISA, and that the trust, which forms a part of the Plan is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.


                                   Continued

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------

8.  ALLOCATION TO INVESTMENT PROGRAMS:

    The following represents the net assets as of December 31, 1996 and the changes in net assets for the year then ended by investment program:


                                                       Guaranteed          U.S.          Money          Bond and
                                                        Interest          Stock          Market         Mortgage
                                          Total           Fund            Fund            Fund            Fund
                                        --------        --------        --------        --------        --------
Additions:
  Contributions
    Participants                        $251,652        $ 55,369        $ 33,092        $ 50,631        $ 40,995
    Employer                              98,860          21,279          12,855          21,224          15,140
    Rollover                              57,061          29,321           7,049           1,173
                                        --------        --------        --------        --------        --------
                                         407,573         105,969          52,996          73,028          56,135

Net appreciation in fair value            46,216           5,369          12,008           3,936           3,348
                                        --------        --------        --------        --------        --------
    Total additions                      453,789         111,338          65,004          76,964          59,483
                                        --------        --------        --------        --------        --------

Deductions:
  Benefits paid to participant            58,414          14,740          12,888          11,848          10,494
  Administrative expense                   8,613           2,214           1,966           2,108           1,137
                                        --------        --------        --------        --------        --------
    Total deductions                      67,027          16,954          14,854          13,956          11,631
                                        --------        --------        --------        --------        --------

    Net increase                         386,762          94,384          50,150          63,008          47,852
    Inter-fund transfers                                    (912)          1,608          (2,171)           (450)

Net assets available for benefits:
    Beginning of year                    241,384          50,965          27,447          47,887          38,600
                                        --------        --------        --------        --------        --------

    End of year                         $628,146        $144,437        $ 79,205        $108,724        $ 86,002
                                        ========        ========        ========        ========        ========


        Int'l          Modern                          Oasis
        Stock         Co. Bond       Participants   Residential
        Fund            Fund            Notes          Stock        Receivables
      -------         --------       ------------   -----------     -----------


      $22,755         $ 45,789                        $2,921          $   100
        7,701           19,910                           798              (47)
        8,896           10,069                           553
      -------         --------        --------        ------          -------
       39,352           75,768                         4,272               53

        8,554           12,979        $                   22
      -------         --------        --------        ------          -------
       47,906           88,747                         4,294               53
      -------         --------        --------        ------          -------


        3,657            4,787
          486              702
      -------         --------        --------        ------          -------
        4,143            5,489
      -------         --------        --------        ------          -------
       43,763           83,258                         4,294               53
          123           (1,692)          3,494

       20,931           41,421           2,000                         12,133
      -------         --------        --------        ------          -------

      $64,817         $122,987        $  5,494        $4,294          $12,186
      =======         ========        ========        ======          =======


                             OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT

                            AS OF DECEMBER 31, 1996


                                   ----------



                                               (C)
                                      DESCRIPTION OF INVESTMENT
                (B)                    INCLUDING MATURITY DATE,                                    (E)
          IDENTITY OF ISSUER,        RATE OF INTEREST, COLLATERAL                 (D)             CURRENT
(A)  BORROWER, OR SIMILAR PARTY         PAR, OR MATURITY VALUE                    COST             VALUE
     --------------------------         ----------------------                    ----             -----
*    Principal Mutual Life           Money Market Fund                          $ 108,724       $ 108,724

*    Principal Mutual Life           U.S. Stock Fund                               66,685          79,205

*    Principal Mutual Life           Bond and Mortgage Fund                        81,116          86,002

*    Principal Mutual Life           International Stock Fund                      55,717          64,817

*    Principal Mutual Life           Medium Company Blend Stock Fund              107,032         122,987

*    Principal Mutual Life           Annuity Contract, 12/31/99, 5.85%             41,103          41,078

*    Principal Mutual Life           Annuity Contract, 12/31/00, 5.85%            104,037         103,359

*    Banker's Trust                  Oasis Residential Stock                        4,272           4,294

     Oasis Residential, Inc.         Participant notes (repayable over
     401(k) Retirement Plan          a term up to a five years at 10%
                                     per annum)                                     5,494           5,494



* Represents party-in-interest to the Plan

                            OASIS RESIDENTIAL, INC.

                         SECTION 401(k) RETIREMENT PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                             IN EXCESS OF 5% OF THE
                          CURRENT VALUE OF PLAN ASSETS

                      for the year ended December 31, 1996

 (a)                               (b)          (c)          (d)       (e)        (f)          (g)        (h)            (i)

                               Description
                                of Asset
                               (include
                               interest                                                                  Current
           Identity               and                                          Expenses                    Value
              of                maturity                                       Incurred                 of Asset on     Net Gain
             Party             in case of      Purchase   Selling     Lease       with         Cost     Transaction        or
           Involved              a loan)        Price      Price      Rental  Transaction   of Asset        Date         (Loss)
           --------            -----------    ---------   --------    ------  -----------   --------    -----------     --------

  Guaranteed Interest Account    Purchase     $112,644        -         -          -            -            -              -

  Guaranteed Interest Account      Sale          -         $24,057      -          -            -          $24,057          -

  Money Market Fund              Purchase       78,403        -         -          -            -            -              -

  Money Market Fund                Sale          -          21,474      -          -            -           20,832       $  642

  Bond and Mortgage Pooled
    Separate Account             Purchase       60,805        -         -          -            -            -              -

  Bond and Mortgage Pooled
    Separate Account               Sale          -          16,733      -          -            -           16,085          648

  U.S. Stock Pooled Separate
    Account                      Purchase       58,838        -         -          -            -            -              -

  U.S. Stock Pooled Separate
    Account                        Sale          -          19,075      -          -            -           16,594        2,481

  Medium Company Blend Pooled
    Separate Account             Purchase       79,229        -         -          -            -            -              -

  Medium Company Blend Pooled
    Separate Account               Sale          -          10,718      -          -            -            9,462        1,256

  International Stock Pooled
    Separate Account             Purchase       41,704        -         -          -            -            -              -

  International Stock Pooled
    Separate Account               Sale          -           6,363      -          -            -            5,704          659



(1) Single or series of transactions in excess of 5% of the current value of Plan assets of January 1, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations and Disclosure under ERISA.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


OASIS RESIDENTIAL, INC. 401(k) RETIREMENT PLAN



        John M. Clayton                                    6-27-97
-------------------------------                         ------------
        John M. Clayton
Senior Vice President and Chief
       Financial Officer
     Oasis Residential, Inc.


       Marianne K. Aguiar                                  6-27-97
--------------------------------                        ------------
       Marianne K. Aguiar
 Vice President and Controller
     Oasis Residential, Inc.